UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2023

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F √ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes No___√___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- n/a .

EXHIBIT INDEX

Exhibit No.	Description
99.1	Shinhan Financial Group Review Report for the 3Q of 2023 (Consolidated)
99.2	Shinhan Financial Group Review Report for the 3Q of 2023 (Seperate)

Summary of 3Q 2023 Business Report

On November 14, 2023, Shinhan Financial Group (“SFG”) filed its 3Q 2023 Business Report (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards.

Table of Contents

1. Introduction of the Group

2. Business Results

3. Other Financial Information

4. Independent Auditor

5. Corporate Governance

6. Major Shareholders and Market Price Information of our Common Shares and ADRs

7. Directors, Executive Officers and Employees

8. Related Party Transactions

9. Material Information after the reporting period

1. Introduction of the Group

Company History (from Jan. 2010 through the reporting date)

▪
Jan. 2010: Shinhan Data System became a direct subsidiary of SFG
▪
Aug. 2010: Shinhan Macquarie Financial Advisory was disaffiliated from SFG
▪
Feb. 2011: Shinhan BNP Paribas Asset Management (Hong Kong) Ltd. became an indirect subsidiary of SFG
▪
Nov. 2011: Shinhan Bank Vietnam was merged with Shinhan Vina Bank
▪
Dec. 2011: Shinhan Savings Bank became a direct subsidiary of SFG
▪
Nov. 2012: Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary
▪
Jan. 2013: Yehanbyoul Savings Bank joined SFG as a direct subsidiary
▪
Apr. 2013: Shinhan Savings Bank merged with Yehanbyoul Savings Bank. As a result of the integration, Shinhan Savings Bank has been liquidated and Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity
▪
Nov. 2014: LLP MFO Shinhan Finance (Kazakhstan) became an indirect subsidiary of SFG
▪
Jul. 2015: Shinhan Securities Vietnam Co., Ltd became an indirect subsidiary of SFG
▪
Oct. 2015: Banco Shinhan de Mexico became an indirect subsidiary of SFG
▪
Nov. 2015: PT Bank Shinhan Indonesia became an indirect subsidiary of SFG
▪
Dec. 2015: PT. Shinhan Indo Finance became an indirect subsidiary of SFG
▪
Dec. 2015: PT Centratama Nasional Bank became an indirect subsidiary of SFG
▪
Jun. 2016: Shinhan Microfinance Co., Ltd. became an indirect subsidiary of SFG
▪
Jul. 2016: PT Shinhan Securities Indonesia became an indirect subsidiary of SFG
▪
Dec. 2016: Launched new integrated PT Bank Shinhan Indonesia
▪
Oct. 2017: Established Shinhan REITs(Real Estate Investment Trusts) Management Co.,Ltd. as SFG subsidiary
▪
Dec. 2017: Shinhan K REITs became an indirect subsidiary of SFG
▪
Apr. 2018: Shinhan Alpha REITs (formerly known as Shinhan K REITs) was disaffiliated from SFG’s indirect subsidiary due to a change in the largest shareholder
▪
May 2018: GX SHINHAN INTERVEST 1st PEF became an indirect subsidiary of SFG
▪
May 2018: Shinhan DS Vietnam became an indirect subsidiary of SFG
▪
Sep. 2018: Shinhan Alpha Yongsan REIT became an indirect subsidiary of SFG
▪
Oct. 2018: SFG entered into a share purchase agreement with Asia Trust Co., Ltd. for the 100% acquisition.
▪
Feb. 2019: Orange Life Insurance, Ltd. joined SFG as a direct subsidiary (acquisition from majority shareholders)
▪
May 2019: Asia Trust. Co., Ltd. joined SFG as a direct subsidiary
▪
Aug. 2019: Shinhan AI Co., Ltd. incorporated and joined as a direct subsidiary
▪
Jan. 2020: Orange Life Insurance, Ltd. became a wholly-owned subsidiary (acquisition of remaining interests by effecting a comprehensive stock exchange)
▪
Sep. 2020: Neoplux Co., Ltd. joined SFG as a direct subsidiary (acquisition from majority shareholder)
▪
Dec. 2020: SFG acquired the remaining interests in Neoplux by effecting a small-scale stock exchange and hence Neoplux has become our wholly owned subsidiary and was renamed to Shinhan Venture Investment.
▪
Jan. 2021: SFG acquired the remaining 35% interests in Shinhan BNPP Asset Management and it became a wholly-owned subsidiary. Shinhan BNPP Asset Management changed its legal name to Shinhan Asset Management.
▪
May. 2021: Shinhan Naotic No. 1 Private Equity Joint Venture joined SFG as a direct subsidiary as a sub-subsidiary.
▪
May. 2021: JS Shinhan Private Equity Limited joined SFG as a direct subsidiary as a sub-subsidiary.
▪
July. 2021: Integrated Shinhan Life Insurance Co., Ltd launched after the merger between Shinhan Life Insurance and Orange Life Insurance, wholly-owned subsidiaries of Shinhan Financial Group.
▪
Jan. 2022: Shinhan Asset Management Co., Ltd. and Shinhan Alternative Investment Management Inc. have merged to form a holding company named Shinhan Asset Management Co., Ltd.
▪
Jun. 2022: SFC acquired 94.54% of the total issued shares of Shinhan EZ General Insurance, Ltd (formerly, BNP Paribas Cardif Life Insurance Ltd.) after the Financial Services Commission approved the incorporation of subsidiary
▪
July 2022 Shinhan Credit Information Co., Ltd. (hereinafter “Shinhan Credit Information”) has been dissolved from the list of group’s direct subsidiaries and became an indirect subsidiary of SFG.

▪
Oct 2022 Shinhan Financial Investment Securities Co., Ltd. has changed its legal name to Shinhan Securities Co., Ltd.
▪
April 2023 AITAS Co., Ltd has changed its legal name to Shinhan Fund Partners.

Principal(Direct) Subsidiaries under Korean Law (as of September 30, 2023)

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
Shinhan Securities	100.0%
Shinhan Life Insurance 1)	100.0%
Shinhan Capital	100.0%
Shinhan Asset Management 2)	100.0%
Jeju Bank 3)	75.3%
Shinhan Savings Bank 4)	100.0%
Shinhan Asset Trust 5)	100.0%
Shinhan DS	100.0%
Shinhan Fund Partners 6)	99.8%
Shinhan REITs Management	100.0%
Shinhan AI	100.0%
Shinhan Venture Investrment 7)	100.0%
Shinhan EZ General Insurance 8)	85.1%
SHC Management	100.0%
1)
Shinhan Life Insurance and Orange Life Insurance merged on July 1st, 2021 and became Shinhan Life Insurance Co., Ltd
2)
On January 15, SFG acquired remaining 35% interests in Shinhan BNP Paribas Asset Management and it became our wholly-owned subsidiary (changed its legal name to Shinhan Asset Management)
3)
Jeju Bank is currently listed on the Korea Exchange.
4)
On January 30, 2013, Yehanbyoul Savings Bank joined SFG as a direct subsidiary. On April 1, 2013, Shinhan Savings Bank merged with Yehanbyoul Savings Bank, both of which were direct subsidiaries of Shinhan Financial Group. As a result of the integration of the two savings banks, the previous Shinhan Savings Bank has been liquidated and is thus no longer a subsidiary of Shinhan Financial Group and instead, Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity constituting a member of Shinhan Financial Group.
5)
The Group has acquired remaining shares of Asia Trust Co., Ltd during the period, and Asia Trust Co., Ltd became its wholly-owned subsidiary. Asia Trust Co., Ltd has changed its name to Shinhan Asset Trust Co., Ltd.
6)
On November 30, 2012, Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary. Prior to November 30, 2012, Shinhan AITAS was an indirect subsidiary of SFG under Shinhan Bank, a wholly-owned bank subsidiary of SFG. On April 03, 2023, Shinhan AITAS changed its legal name to Shinhan Fund Partners.
7)
On January 11, Neoplux changed its legal name to Shinhan Venture Investment.
8)
On June 30, 2022, SFG acquired remaining 94.54% stake from BNP Paribas Cardiff and it became our wholly-owned subsidiary (changed its legal name to Shinhan EZ General Insurance) On November 03,2022, KT and Douzone Bizon acquired 9.9% and 5% shares of Shinhan EZ General Insurance, respectively.

Indirect subsidiaries held through direct subsidiaries (as of the reporting date)

Direct Subsidiaries	Indirect Subsidiaries	Ownership by the Parent
Shinhan Bank	Shinhan Bank America	100.0%
	Shinhan Bank Japan 5)	100.0%
	Shinhan Bank Europe	100.0%
	Shinhan Bank Cambodia	97.5%
	Shinhan Bank Kazakhstan	100.0%
	Shinhan Bank China Limited	100.0%
	Shinhan Bank Canada	100.0%
	Shinhan Bank Vietnam	100.0%
	Banco Shinhan de Mexico	99.99%
	PT Bank Shinhan Indonesia	99.0%
Shinhan Card	LLP MFO Shinhan Finance	100.0%
	PT. Shinhan Indo Finance	76.3%
	Shinhan Microfinance Co., Ltd.	100.0%
	Shinhan Vietnam Finance Co. Ltd.	100.0%
	Shinhan Credit Information Co.Ltd 6)	100.0%
Shinhan Securities	Shinhan Securities New York	100.0%
	Shinhan Securities Hong Kong	100.0%
	Shinhan Securities Vietnam Co., Ltd	100.0%
	PT Shinhan Sekuritas Indonesia	99.0%
	Shinhan Smilegate Global PEF1 4)	10.0%
	Shinhan SKS PEF	9.59%
	Shinhan Praxis K-Growth Global Private Equity Fund 2)	14.1%
Shinhan Life Insurance	Shinhan Financial Plus	100.0%
	Shinhan CubeOn Co., Ltd.	100.0%
	Shinhan Life Insurance Vietnam Limited Liability Company	100.0%
Shinhan Capital	Shinhan-We Venture Debt Fund	34.5%
Shinhan Asset Management	Shinhan Asset MGT HK, Limited	100.0%
	Shinhan Private Equity Fund 2nd 3)	66.3%
	JS Shinhan Private Equity Fund	0.06%
	Shinhan Nautic Private Equity Fund I	9.23%
Shinhan DS	Shinhan DS Vietnam Co. Limited	100.0%
Shinhan Venture Investment	Neoplux 3rd PEF	10.0%

1) Shinhan Financial Group and its subsidiaries currently own 18.9% in the aggregate.

2) Shinhan Financial Group and its subsidiaries currently own 96.74% in the aggregate.
3) Shinhan Financial Group and its subsidiaries currently own 14.21% in the aggregate.

4) SBJ Bank own 100% in the aggregate.

Credit Ratings (as of September 30, 2023)

Date	Types of Issuance	Credit Rating	Rating Company (Rating Range)
2022.01.18	Write-down Contingent Capital Securities	AA-	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2022.02.21	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2022.03.22	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2022.04.19	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2022.05.20	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2022.06.30	Commercial Paper	A1	Korea Rating(A1~D) / KIS Rating(A1~D) / NICE Investors Service(A1~D)
2022.06.30	Electronic Short-term Bond	A1	Korea Rating(A1~D) / KIS Rating(A1~D) / NICE Investors Service(A1~D)
2022.07.15	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2022.08.12	Write-down Contingent Capital Securities	AA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2022.10.17	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2022.11.08	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2023.01.16	Write-down Contingent Capital Securities	AA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2023.01.30	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2023.02.23	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2023.03.21	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2023.04.20	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2023.05.22	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2023.06.30	Write-down Contingent Capital Securities (Issue date: 13 July 2023)	AA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2023.06.30	Commercial Paper	A1	Korea Rating(A1~D) / KIS Rating(A1~D) / NICE Investors Service(A1~D)
2023.06.30	Electronic Short-term Bond	A1	Korea Rating(A1~D) / KIS Rating(A1~D) / NICE Investors Service(A1~D)
2023.07.19	Debentures	A	Standard & Poors (AAA~D)
2023.07.19	Debentures	A1	Moody’s(Aaa~C)
2023.08.25	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2023.09.19	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)

Number of Shares (as of September 30, 2023)

Types of Shares	Number of Shares
Number of shares authorized for issuance	1,000,000,000
Number of common shares issued (1)(2)(4)	515,504,189
Number of preferred shares issued (5)	-
Total outstanding shares	515,504,189
Treasury stocks (3)	6,352
Total outstanding shares with voting rights	515,497,837

(1) SFG issued 8,232,906 shares of common stock in relation to a comprehensive stock exchange between SFG and Orange Life Insurance on January 28, 2020. On June 1, 2020, SFG cancelled 5,035,658 treasury shares. On September 29, 2020, SFG had a paid-in capital increase and issued 39,130,000 common shares (third-party allocation). On December 30, 2020, SFG issued 72,719 shares of common stock in relation to a small-scale stock exchange between SFG and Neoplux.

(2) For more information, please refer to SFG’s reports on Form 6-K furnished to the Securities and Exchange Commission on February 12, 2019 and April 30, 2019.

(3) SFG acquired treasury stocks through the acquisition of fractional shares as a result of a stock exchange between SFG and Orange Life Insurance on January 28, 2020 and between SFG and Neoplux on December 30, 2020.

(4) SFG canceled treasury shares of 3,665,423 on 25 April, 2022, 4,149,252 on 23 Nov, 2022, 3,676,470 on 38 March,2023, 4,243,381 on 16 June 2023 and 2,842,929 on 31 August,2023 after completion of share repurchase programs. Capital does not change due to the cancellation of acquired stocks within the range of dividend payable income.

(5) 17,482,000 shares of Convertible Preferred Shares had automatically converted to common shares on 1 May 2023 upon the completion of conversion claim period.

Dividends

			(KRW million)
Items	3Q2023 (Jan. 1 ~ Sep. 30)	FY 2022 (Jan. 1 ~ Dec. 31)	FY 2021 (Jan. 1 ~ Dec. 31)
Par value per share (Won)	5,000	5,000	5,000
(Consolidated) Net Income	3,818,288	4,665,643	4,019,254
(Separate) Net Income	1,703,017	1,249,251	1,413,956
(Consolidated Earnings per share (Won)	7,057	8,498	7,308
Total Cash dividends	817,119	1,092,813	1,046,787
Total stock dividends	-	-	-
(Consolidated) Cash dividend payout ratio (%)	21.40	23.54	26.04
Cash dividend yield (%) – common shares	4.21	5.49	5.16
Cash dividend yield (%) – preferred shares	-	-	-
Stock dividend yield (%)	-	-	-
Cash dividend per share (Won)	1,575	2,065	1,960
Stock dividend per share	-	-	-
Note) Cash dividend payout ratio on a common share basis for 3Q 2023 is 21.40%.

2. Business Results

Operating Results

		(KRW billion)
	3Q2023 (Jan. 1 ~ Sep. 30)	FY 2022 (Jan. 1 ~ Dec. 31)	FY 2021 (Jan. 1 ~ Dec. 31)
Net interest income	8,031	10,597	10,769
Interest income	20,336	20,092	14,724
Interest expense	12,305	9,496	3,955
Net fees and commission income	1,965	2,418	2,675
Fees and commission income	3,088	3,884	4,140
Fees and commission expense	1,123	1,466	1,465
Net insurance income	533	1,849	-775
Insurance income	2,307	3,629	6,485
Insurance expense	1,774	1,780	7,260
Net gain(loss) on securities and FX trading/derivatives	1,857	-381	1,524
Provision for credit loss and impairment loss	-1,485	-1,318	-996
Net other operating income(expense)	-1,409	-1,616	-1,501
General and administrative expenses	4,296	5,644	5,743
Net operating income	5,196	5,906	5,952
Equity method income	96	122	159
Other non-operating income(expense), net	-116	339	-527
Profit before income taxes	5,176	6,367	5,584
Income tax expense	1,274	1,611	1,471
Consolidated net profit	3,902	4,756	4,113
Net profit attributable to equity holders of the Group	3,818	4,666	4,019
Net profit attributable to non-controlling interest	84	90	93

1) Some of the totals may not sum due to rounding.

2) Fiscal Year 2022 has been restated retrospectively to reflect newly applied K-IFRS no.1117 ‘Insurance Contract’ from 2023. Fiscal Year 2021 has not been restated.

Source and Use of Funds

Consolidated Basis (KRW billion, %)		3Q 2023				FY 2022				FY 2021
		Jan. 1 ~ Sep. 30				Jan. 1 ~ Dec. 31				Jan. 1 ~ Dec. 31
		Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)
Source	Deposits	383,347.0	56.6	7,216.2	2.52	374,433.2	57.3	4,642.7	1.24	344,759.5	55.0	2,173.8	0.63
	Borrowings	38,258.7	5.7	952.9	3.33	34,678.8	5.3	669.3	1.93	29,458.2	4.7	247.8	0.84
	Debt Securities Issued	75,605.8	11.2	1,967.0	3.48	78,719.1	12.1	1,901.5	2.42	77,207.2	12.3	1,390.2	1.80
	Other Liabilities	124,269.5	18.3	-	-	113,498.0	17.4	-	-	127,835.4	20.3	-	-
	Total Liabilities	621,481.0	91.8	-	-	601,329.1	92.1	-	-	579,260.3	92.3	-	-
	Total Stockholder's Equity	55,416.3	8.2	-	-	51,819.8	7.9	-	-	48,104.0	7.7	-	-
	Total Liabilities & SE	676,897.3	100.0	-	-	653,148.9	100.0	-	-	627,364.3	100.0	-	-
Use	Cash & Due from Banks	34,924.4	5.2	427.2	1.64	29,660.1	4.5	282.9	0.95	30,080.8	4.8	87.1	0.29
	Loans	409,704.9	60.5	16,175.5	5.28	398,391.1	61.0	16,146.9	4.05	375,592.7	59.9	11,928.3	3.18
	Loans in KRW	316,604.4	46.8	11,931.6	5.04	308,197.4	47.2	11,760.0	3.82	293,331.7	46.8	8,503.5	2.90
	Loans in Foreign Currency	40,297.3	6.0	1,596.2	5.30	36,601.1	5.6	1,551.6	4.24	31,871.4	5.1	1,084.7	3.40
	Credit Card Accounts	27,934.3	4.1	1,600.3	7.66	27,229.1	4.2	1,979.3	7.27	24,642.6	3.9	1,890.8	7.67
	Others	24,868.9	3.6	1,047.4	5.63	26,363.5	4.0	856.0	3.25	25,747.0	4.1	449.3	1.75
	FVOCI Financial Assets	83,807.8	12.4	1,685.4	2.69	86,538.1	13.2	1,837.8	2.12	59,643.5	9.5	889.2	1.49
	AC Financial Assets	34,460.6	5.1	779.0	3.02	29,778.9	4.6	691.8	2.32	48,587.8	7.7	1,092.0	2.25
	Other Assets	113,999.6	16.8	-	-	108,780.7	16.7	-	-	113,459.5	18.1	-	-
	Total Assets	676,897.3	100.0	-	-	653,148.9	100.0	-	-	627,364.3	100.0	-	-

3. Other Financial Information

1) Capital Adequacy

Consolidated BIS Ratio (Shinhan Financial Group)

			(KRW billion)
	Sep. 30, 2023	Dec. 31, 2022	Dec. 31, 2021
Aggregate Amount of Equity Capital (A)	49,497.60	46,981.8	43,824.2
Risk-Weighted Assets (B)	317,263.90	291,542.6	270,692.2
BIS Ratio (A/B)	15.60%	16.11%	16.19%
Note: ▪ Calculated in accordance with Basel III ▪ The figures as of September 30, 2023 are preliminary

Capital Adequacy Ratios (Subsidiaries)

				(%)
Subsidiary	Capital Adequacy Ratio	Sep. 30, 2023	Dec. 31, 2022	Dec. 31, 2021
Shinhan Bank	BIS Capital Adequacy Ratio	18.2	17.8	18.2
Shinhan Card	Adjusted Equity Capital Ratio	19.1	18.6	18.9
Shinhan Securities	Net Capital Ratio	1,157.0	1,112.9	1,285.8
Shinhan Life Insurance	Risk Based Capital Ratio	213.8	267.7	284.7
Shinhan Capital	Adjusted Equity Capital Ratio	17.9	16.4	17.42
Shinhan Asset Management	Equity Capital (KRW billion)	224.4	213.3	202.5
	Minimum Capital Requirement (KRW billion)	47.8	46.8	31.1
Jeju Bank	BIS Capital Adequacy Ratio	17.0	16.4	17.2
Shinhan Savings Bank	BIS Capital Adequacy Ratio	16.1	14.4	12.4
Shinhan Asset Trust	Net Capital Ratio	996.5	1,107.7	1007.4
Shinhan EZ Gen. Insurance	Risk Based Capital Ratio	541.6	620.8	233.9

Notes :

▪
Basel III was applied in calculating Shinhan Bank and Jeju Bank’s BIS Capital Adequacy Ratio.
▪
Basel I was applied in calculating Shinhan Savings Bank’s BIS Capital Adequacy Ratio.
▪
Shinhan EZ General Insurance became SFG’s wholly-owned subsidiary on June 30, 2022.
▪
The figures as of September 30, 2023 are preliminary
▪
Shinhan Life and Shinhan EZ General Insurance upgraded its insurance risk measurement system in anticipation of a new regulatory solvency regime for insurance companies, the Korean-Insurance Capital Standard (the “K-ICS”). As of the date of submission of the 3Q report in 2023, the above payment capacity ratio is preliminary calculated, and the finally confirmed ratio will be amended and disclosed in Shinhan Life's 3Q 2023 business report and Shinhan EZ General Insurance's 3Q management disclosure.

▪

2) Liquidity

Won Liquidity Ratio

							(KRW billion, %)
Company	Sep. 30, 2023			Dec. 31, 2022			Dec. 31, 2021
	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)
Shinhan Financial Group	1,964.3	841.2	233.5	875.4	131.7	664.5	981.8	286.5	342.7
Shinhan Card	22,354.0	7,080.8	315.7	21,102.5	5,863.2	359.9	18,950.6	5,024.4	377.2
Shinhan Securities	21,527.5	17,652.2	122.0	19,341.7	13,867.7	139.5	18,798.1	13,153.0	142.9
Shinhan Life Insurance	16,719.5	1,669.1	1,001.7	21,822.0	1,616.3	1,350.1	2,292.4	1,336.6	171.5
Shinhan Capital	2,607.3	1,310.8	198.9	2,949.0	722.3	408.3	1,575.9	797.458	197.6
Shinhan Savings Bank	774.2	714.2	108.4	684.1	576.2	118.7	525.1	477.3	110.0
Shinhan Asset Trust	221.6	18.7	1,186.0	314.3	27.3	1151.2	243.0	42.5	571.7
Shinhan AI	25.0	0.7	37.9	30.3	0.8	36.9	29.5	1.5	19.3
Shinhan EZ General Insurance	106.9	1.4	7,876.0	83.5	1.7	4,918.8	19.3	1.0	1,977.5

Notes:

▪
Shinhan Financial Group: Due within 1 month
▪
Shinhan Life Insurance and Orange Life Insurance: (Won assets due within 3 months /3 months average of Claim payments )*100
▪
Shinhan Card, Shinhan Securities, Shinhan Capital, and Shinhan Savings Bank : Due within 3 months
▪
Liquidity Ratio for Shinhan Bank and Jeju Bank have been replaced by Liquidity Coverage Ratio from Mar 31, 2015 to reflect the recent amendments to detailed regulations on supervision of banking business.

Liquidity Coverage Ratio

							(KRW billion, %)
Company	Sep. 30, 2023			Dec. 31, 2022			Dec. 31, 2021
	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)*	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)
Shinhan Bank	84,126.2	82,497.1	102.0	82,709.0	83,705.6	98.8	68,922.6	78,444.5	87.9
Jeju Bank	972.6	797.7	122.6	915.4	823.3	111.8	803.9	748.9	108.4

Notes:

▪
Liquidity Coverage Ratios are the arithmetic mean of daily LCRs.
▪
Financial Services Commission temporarily eased the regulatory minimum from 100.0% to 85.0% by end of June, to 90.0% by end of September 2022, to 92.5% by end of June, 2023. After July 2023, the ratio will be gradually increased and normalized from the first quarter of 2024.

Foreign Currency (FC) Liquidity Ratio

							(USD millions, %)
Company	Sep. 30, 2023			Dec. 31, 2022			Dec. 31, 2021
	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)
Shinhan Financial Group	28.6	-	NA	65.0	9.9	655.7	94.9	9.9	958.0
Shinhan Securities	10,423.8	8,879.3	117.4	6,985.2	6,355.4	109.9	7,226.4	6,980.2	103.5
Shinhan Capital	56.0	1.2	4,859.2	79.6	0.4	18,859.5	96.7	0.4	23,033.1
Jeju Bank	12.9	3.2	408.2	13.8	14.3	96.9	27.6	25.5	108.0

Notes :

▪
Foreign currency liquidity ratios are computed with assets and liabilities due within 3 months.
▪
Shinhan Bank’s foreign currency liquidity ratio reflected securitization weight with the guidelines issued by the FSS.
▪
Shinhan Bank’s foreign currency liquidity ratio has been replaced by Foreign Liquidity Coverage Ratio.

Foreign Currency (FC) Liquidity Coverage Ratio

			(USD millions, %)
Company	2023 3Q	2022 4Q	2021 4Q
	Jan. 1 ~ Mar. 31	Jan. 1 ~ Dec. 31	Jan. 1 ~ Dec. 31
Shinhan Bank	144.1	141.1	112.6

Notes :

▪
Under the guidelines issued by the FSS, Shinhan Bank is required to hold a minimum requirement of foreign exchange debt in high-quality liquidity assets to withstand a 30-day net cash outflow in systemic risks.
The minimum requirement of the foreign currency liquidity coverage ratio was set at 60% in 2017, 70% in 2018 and was increased gradually to 80% in 2019.
▪
Financial Services Commission temporarily eased the regulatory minimum from 100.0% to 85.0% by end of June, to 90.0% by end of September 2022, to 92.5% by end of June, 2023. After July 2023, the ratio will be gradually increased and normalized from the first quarter of 2024.
▪
Foreign Currency Liquidity Coverage Ratio is calculated by daily average.

3) Asset Quality

SFG Consolidated Basis

(KRW billion)
	Sep. 30, 2023	Dec. 31, 2022	Dec. 31, 2021
Total Loans	415,072.5	412,421.1	393,049.4
Substandard & Below	2,620.0	2,122.9	1,741.0
Substandard & Below Ratio	0.63%	0.51%	0.44%
Non-Performing Loans	2,232.4	1,800.8	1,363.9
NPL Ratio	0.54%	0.44%	0.35%
Substandard & Below Coverage Ratio	159.70%	176.99%	182.50%
Loan Loss Allowance	4,184.2	3,757.4	3,177.3
Substandard & Below Loans	2,620.0	2,122.9	1,741.0

Separate Basis

(%)	Sep. 30 2023			Dec. 31 2022			Dec. 31 2021
	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)
Shinhan Financial Group	-	-	-	-	-	-	-	-	-
Shinhan Bank	0.28	0.22	196	0.25	0.20	202	0.27	0.21	163
Shinhan Card	1.24	0.71	253	0.92	0.43	315	0.88	0.36	314
Shinhan Securites	11.17	11.17	60	10.16	10.16	57	4.83	4.83	98
Shinhan Life Insurance	0.19	0.18	456	0.06	0.06	357	0.07	0.07	286
Shinhan Capital	1.54	1.10	125	0.93	0.72	118	0.42	0.38	165
Jeju Bank	0.98	0.85	93	0.55	0.46	128	0.51	0.43	95
Shinhan Savings Bank	3.88	8.20	100	2.45	4.27	143	2.13	2.32	108
Shinhan Asset Trust	34.06	34.06	29	23.07	23.07	84	85.37	85.37	59

4) Debt to Equity Ratios

Shinhan Financial Group (Separate Basis)

(KRW billion)
	Sep. 30, 2023	Dec. 31, 2022	Dec. 31, 2021
Debt	11,781.10	10,779.8	10,410.5
Equity	26,549.40	26,676.5	26,405.4
Debt to Equity Ratio	44.37%	40.41%	39.43%

Twenty Largest Exposures by Borrower

(KRW billion)
As of Jun. 30, 2023 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Woori Bank	1,293.8	40.3	432.6	-	-	1,766.8
LG Display	388.2	833.8	186.2	350.2	-	1,758.4
Nong Hyup Bank	560.8	11.2	995.6	63.4	-	1,631.0
KEB Hana Bank	719.7	64.3	474.2	33.3	-	1,291.4
KB Bank	692.2	102.1	372.6	17.0	-	1,183.9
S-Oil	410.5	632.4	110.1	16.0	-	1,169.1
Samsung Heavy Industries Co.,Ltd	0.0	20.2	-	1,132.7	-	1,152.9
HD Hyundai Heavy Industries Co.,Ltd	72.0	47.2	33.7	994.7	-	1,147.6
National Agriculture Cooperative Federation	67.5	-	1,059.2	-	-	1,126.7
SK Hynix	500.0	201.7	309.2	7.7	-	1,018.6
KB Card	-	33.9	951.4	-	-	985.3
Mirae Asset Management	350.2	33.6	572.0	-	-	955.8
Korea Electric Power Corporation	0.4	-	833.5	99.2	-	933.0
Lotte Hotel	100.8	367.7	72.1	367.0	-	907.7
KT	0.7	-	774.9	45.3	-	820.8
Hyundai Steel	313.0	273.8	200.7	21.4	0.0	808.9
IBK Asset Management	-	-	774.7	-	-	774.7
Woori Card	-	-	737.1	33.9	-	771.0
Hyundai Card	30.2	62.8	599.8	62.6	-	755.4
Hana Card	-	-	738.9	-	-	738.9

Total	5,500.1	2,725.0	10,228.5	3,244.2	0.0	21,697.7
Note) Some of the totals may not sum due to rounding

Exposure to ten Main Debtor Groups

(KRW billion)
As of Jun. 30, 2023 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
SK	1,355.4	883.7	2,107.7	537.4	0.0	4,884.1
Hyundai Motor Company	942.2	1,668.5	1,701.7	569.2	0.2	4,881.8
Samsung	303.8	1,369.3	1,228.7	1,938.3	0.0	4,840.1
Lotte	964.9	899.6	1,374.0	874.2	0.4	4,113.1
LG	860.1	1,012.6	967.2	535.0	0.0	3,374.7
Hyundai Heavy Industries	336.4	161.6	224.0	2,188.3	-	2,910.2
Hanwha	468.3	429.3	924.2	759.5	0.0	2,581.3
LS	282.9	878.3	203.1	823.5	0.3	2,188.2
Hyosung	261.6	770.4	14.6	250.7	0.0	1,297.3
KT	79.4	129.8	845.0	204.9	-	1,259.0
Total	5,855.1	8,203.0	9,590.0	8,680.9	1.0	32,329.9
Note) Some of the totals may not sum due to rounding

Top Twenty Non-Performing Loans

(KRW billion)
Borrower	Industry	Gross Principal Outstanding	Substandard & Below	Allowance for Loan Losses
A	Other financial service activities n.e.c.	149.9	149.9	48.2
B	Other financial service activities n.e.c.	125.5	125.5	125.5
C	Other financial service activities n.e.c.	56.5	56.5	56.5
D	Other financial investment businesses	44.1	44.1	4.4
E	Other financial service activities n.e.c.	41.0	41.0	2.1
F	Other financial service activities n.e.c.	40.1	40.1	27.2
G	Other financial service activities n.e.c.	26.9	26.9	26.9
H	Other financial service activities n.e.c.	26.4	26.4	0.6
I	Other financial investment businesses	20.4	20.4	0.6
J	Manufacture of sections for ships	22.6	20.3	20.6
K	Other financial investment businesses	20.0	20.0	14.4
L	Other financial service activities n.e.c.	19.0	19.0	0.8
M	Development and subdividing of non-residential buildings	18.0	18.0	2.5
N	Other financial service activities n.e.c.	17.3	17.3	13.0
O	Sea freight water transport	15.4	15.4	12.2
P	Other financial service activities n.e.c.	13.8	13.8	10.2
Q	Manufacture of pumps for liquids	14.3	13.3	1.4
R	Apartment building construction	13.1	13.1	4.6
S	Development and subdividing of residential buildings	12.1	12.1	3.4
T	Development and subdividing of non-residential buildings	10.1	10.1	0.0
Total		720.0	706.6	703.0
Notes : ▪ Consolidated basis as of Sep. 30, 2023 ▪ Some of the totals may not sum due to rounding.

4. Independent Auditor

Audit Opinion for the last 3 years

	3Q 2023	FY 2022	FY 2023
Independent Auditor	KPMG Samjong Accounting Corp.	PwC Samil Accounting Corp.	PwC Samil Accounting Corp.
Audit Opinion	Unqualified	Unqualified	Unqualified

Compensation to the Independent Auditor for Audit and Review Services

The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements preparation.

Year	Auditor	Payment 1) (KRW mil.)	Details	Working hours
3Q 2023	KPMG Samjong Accounting Corp.	1,007 (annualized basis)	Review/Audit of Financial Statements	6,007 Hours
	KPMG Samjong Accounting Corp.	133 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	436 Hours
FY 2022	PwC Samil Accounting Corp.	987 (annualized basis)	Review/Audit of Financial Statements	9,235 Hours
	PwC Samil Accounting Corp.	130 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	1,004 Hours
FY 2021	PwC Samil Accounting Corp.	958 (annualized basis)	Review/Audit of Financial Statements	9,283 Hours
	PwC Samil Accounting Corp.	126 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	1,078.5 Hours
	PwC Samil Accounting Corp.	73 (annualized basis)	Review Consolidation of Asia Trust	610.5 Hours
1)
Excluding value-added taxes.

* In addition to above mentioned description of fees for audit and review services, also provided services related to US listing and ICOFR audit in accordance with the standards of the PCAOB which we agreed to pay KRW 2,323 million(excluding value-added taxes) for FY2023.

5. Corporate Governance

Board of Directors and committees of the Board of Directors

According to new corporate disclosure rules for listed companies by FSC, Board of Directors and committees of the Board of Directors part is omitted from the quarterly report, please refer to the business report for FY2022 submitted on March 15, 2023 and 1H2023 submitted on August 14, 2023 for your references.

6. Major Shareholder and Market Price Information of our Common Shares and ADRs

Major Shareholders1) of Shinhan Financial Group as of Sep. 30, 2023

Name	No. of Common Shares owned	Ownership%2)
National Pension Service	40,069,462	7.77%
BlackRock Fund Advisors3)	29,063,012	5.64%
Employee Stock Ownership Association4)	26,548,291	5.15%

1) Shareholders who own beneficial ownership of 5% or more (common share basis).

2) Ownership is based on the total number of common shares issued, 515,504,189 shares.

3) Based on the large equity ownership discloser by BlackRock Fund Advisors with the Financial Supervisory Service on Sep. 27, 2018.

4) The number of stocks owned by Employee Stock Ownership Association is the sum of 26,470,928 shares owned in the Employee Stock Ownership accounts and 77,363 shares in the ESOA account.

Common Shares Traded on the Korea Exchange

						(KRW, number of shares)
		Apr. 2023	May. 2023	Jun. 2023	Jul. 2023	Aug. 2023	Sep. 2023
Price per share	High	35,900	35,750	35,700	35,150	35,950	38,000
	Low	34,300	34,550	33,850	32,500	34,550	35,450
	Avg.	35,123	35,070	34,771	33,731	35,182	36,516
Trading Volume		22,250,001	26,504,520	20,371,479	22,448,178	20,761,759	16,456,375
Highest Daily Trading Volume		2,038,028	5,709,393	1,931,552	2,264,210	1,828,015	2,449,194
Lowest Daily Trading Volume		728,126	671,463	588,962	563,437	482,222	388,661

American Depositary Receipts traded on the New York Stock Exchange

						(USD, number of shares)
		Apr. 2023	May. 2023	Jun. 2023	Jul. 2023	Aug. 2023	Sep. 2023
Price per share	High	27.11	26.99	27.74	27.62	27.91	28.49
	Low	26.14	25.69	25.85	25.13	25.63	26.29
	Avg.	26.57	26.35	26.96	26.46	26.67	27.34
Monthly Trading Volume		2,648,698	2,742,683	2,158,363	2,911,985	2,459,931	2,241,252
Highest Daily Trading Volume		208,687	255,015	209,094	276,638	218,887	180,615
Lowest Daily Trading Volume		68,074	76,250	72,118	75,883	69,195	62,485
Note) 1 ADR = 1 Common Shares

7. Directors, Executive Officers and Employees

Directors and Executive Officers

According to new corporate disclosure rules for listed companies by FSC, Directors and Executive Officers part is omitted from the quarterly report, please refer to the business report for FY2022 submitted on March 15, 2023 and 1H2023 submitted on August 14, 2023 for your references.

On June 30, 2023, Park Hyun Joo, vice president of Shinhan Bank, was newly appointed as an executive of Chief Consumer Protection Officer(CCPO), and the term of office is from July1st 2023 to December 31, 2023.

Name	Date of Birth	Position
Park Hyun Joo	April. 1965	Deputy President and Chief Consumer Protection Officer

Compensation to Directors

According to new corporate disclosure rules for listed companies by FSC, The Compensation to Directors part is omitted from the quarterly report, please refer to the business report for FY2022 submitted on March 15, 2023 and 1H2023 submitted on August 14, 2023 for your references.

Compensation to Non-registered directors

According to new corporate disclosure rules for listed companies by FSC, The Compensation to Directors part is omitted from the quarterly report, please refer to the business report for FY2022 submitted on March 15, 2023 and 1H2023 submitted on August 14, 2023 for your references.

Stock Options

According to new corporate disclosure rules for listed companies by FSC, The Compensation to Directors part is omitted from the quarterly report, please refer to the business report for FY2022 submitted on March 15, 2023 and 1H2023 submitted on August 14, 2023 for your references.

Employees

According to new corporate disclosure rules for listed companies by FSC, The Compensation to Directors part is omitted from the quarterly report, please refer to the business report for FY2022 submitted on March 15, 2023 and 1H2023 submitted on August 14, 2023 for your references.

8. Related Party Transactions

Loans to Subsidiaries

(KRW billion)
Loans to Subsidiaries (in KRW bil.)	Type	Origination Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2023)	Decrease	Increase	Others1)	Ending Balance (Mar. 31, 2023)
Shinhan Card	Loan	2018-02-22	2023-02-22	2.90%	100	100	-	-	-
	Loan	2019-04-18	2024-04-18	2.04%	100	-	-	-	100
	Loan	2019-04-18	2026-04-18	2.09%	100	-	-	-	100
	Loan	2019-10-22	2024-10-22	1.76%	40	-	-	-	40
	Loan	2019-10-22	2026-10-22	1.81%	60	-	-	-	60
	Loan	2020-09-17	2025-09-17	1.48%	200	-	-	-	200
	Loan	2020-10-29	2023-10-29	1.24%	150	-	-	-	150
	Loan	2020-10-29	2025-10-29	1.46%	150	-	-	-	150
	Loan	2021-02-18	2026-02-18	1.54%	150	-	-	-	150
	Loan	2021-02-24	2026-02-24	1.62%	150	-	-	-	150
	Loan	2021-11-11	2024-11-11	2.39%	170	-	-	-	170
	Loan	2021-11-11	2026-11-11	2.55%	10	-	-	-	10
	Loan	2022-04-20	2025-06-20	3.71%	100	-	-	-	100
	Loan	2022-07-18	2025-07-18	4.21%	100	-	-	-	100
	Loan	2022-07-18	2027-07-18	4.25%	100	-	-	-	100
	Loan	2023-04-21	2028-04-21	4.21%	-	-	100	-	100
	Loan	2019-11-19	2025-02-04	2.79%	507	-	-	31	538
	Loan	2021-05-26	2026-05-12	1.53%	38	-	-	2	40
	Financial assets at FVPL	2022-03-17	2052-03-17	4.01%	343	-	-	30	373
	Financial assets at FVPL	2023-02-14	2053-02-14	5.28%	-	-	300	-	300
Shinhan Securities	Loan	2019-11-19	2025-02-04	2.79%	114	-	-	7	121
	Loan	2020-08-20	2025-08-20	2.55%	630	-	-	38	668
	Financial assets at FVPL	2021-06-14	-	2.93%	285	-	-	35	320
Shinhan Capital	Loan	2019-02-01	2024-02-01	2.23%	50	-	-	-	50
	Loan	2019-05-24	2024-05-24	1.92%	20	-	-	-	20
	Loan	2020-04-10	2025-04-10	1.75%	200	-	-	-	200
	Loan	2020-12-23	2025-12-23	1.57%	160	-	-	-	160
	Loan	2021-03-16	2026-03-16	1.83%	150	-	-	-	150
	Loan	2021-05-13	2026-05-12	1.53%	253	-	-	17	270
	Financial assets at FVPL	2020-04-22	2050-04-22	3.56%	90	-	-	6	96
	Financial assets at FVPL	2021-07-28	2051-07-28	3.38%	128	-	-	5	133
Shinhan Savings Bank	Loan	2020-05-28	2025-05-28	1.52%	50	-	-	-	50
	Loan	2021-04-26	2026-04-26	1.85%	50	-	-	-	50
	Loan	2021-05-28	2026-05-28	1.99%	50	-	-	-	50

Shinhan DS	Loan	2022-02-03	2023-02-02	2.30%	20	20	-	-	-
	Loan	2023-02-02	2024-02-01	3.86%	-	-	15	-	15
Shinhan Venture	Loan	2022-12-27	2023-03-27	4.38%	40	40	-	-	-
	Loan	2023-03-27	2023-06-26	3.81%	-	40	40	-	-
	Loan	2023-06-26	2023-10-26	4.08%	-	-	50	-	50
Total					4,858	200	505	171	5,334

9. Material Information after the reporting period

Announcement on Acquisition and Cancellation of Shares

In accordance with the resolution of the Board of Directors on October 25, 2023, the Group resolved to acquire and cancel the treasury shares within the profits available for dividends.

Number of Shares to be Acquired and Cancelled: 2,857,142 common shares

Estimated Acquisition and Cancellation Amount: KRW 100,000,000,000

Scheduled Acquisition Period: October 26, 2023 ~ January 25, 2024

Note) “Estimated Amount to be Cancelled” are calculated using the closing share price of common shares of SFG on October 24, 2023 (one day prior to this announcement). The actual number of shares to be cancelled is subject to change depending on share price fluctuation.

For more detailed information, please refer to the Independent Accountant’s Audit Report, which was reported on Form 6-K on October 25, 2023.

Announcement on Quarterly Cash Dividends

In accordance with the resolution of the Board of Directors on October 25, 2023, the Group resolved to pay quarterly cash dividends.

Total dividend amount to be paid: KRW 270,636,364,425 (KRW 525 per share)

The total number of shares subject to dividend is 515,497,837 shares, including class shares

Record date: September 30, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: November 14, 2023	By:	/s/ Lee Taekyung

Name: Lee Taekyung
Title: Chief Financial Officer